FRESHWORKS INC.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403
September 17, 2021
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anna Abramson, Staff Attorney
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Senior Staff Accountant

RE:	Freshworks Inc.
Registration Statement on Form S-1
File No. 333-259118
Ladies and Gentlemen:
Freshworks Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 21, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Segre, Jon Avina, Calise Cheng and Sepideh Mousakhani of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Jon Avina of Cooley LLP, counsel to the Registrant, at (650) 843-5307, or in his absence, Calise Cheng at (650) 843-5172.
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Very truly yours,

FRESHWORKS INC.

By:	/s/ Tyler Sloat
Name:	Tyler Sloat
Title:	Chief Financial Officer

cc:	Pamela Sergeeff, Freshworks Inc.
Jon Avina, Cooley LLP
David Segre, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Bill Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP
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